INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON THE WEFUNDER CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

# OFFERING CIRCULAR
(Amendment No. 1)

Industrial Sustainability Group, Inc.

Up to $1,070,000 shares of common stock
Minimum Target Amount: $50,000

| | ($) | Crowdfunding Platform Commissions ($) | Proceeds to Company ($)[(1)] |
|---|---|---|---|
| Minimum Target Amount | 50,000 | 3,250 | 46,750 |
| Maximum Offering Amount | 1,070,000 | 69,550 | 1,000,450 |

1. In addition to the commission payable to the Portal, we will incur offering costs. The offering costs primarily consist of expenses payable to our consultants, counsel and accounting firm. We expect that the offering costs will total approximately $20,000.

This Amended Offering Circular (the “Offering Circular”) reflects: (i) changes in management, (ii) decrease in shares outstanding and items related thereto, and (iii) certain non-material updates, changes and typos, to the Company’s (defined hereafter) Form C and attached offering circular filed with the Securities and Exchange Commission on July 9, 2021. This Offering Circular relates to the offering of shares of common stock in Industrial Sustainability Group Inc., a Delaware corporation (referred to herein as “Company,” “we,” “our,” “us,” or other similar pronouns). We are offering up to $1,070,000 shares of common stock (the “Maximum Amount”). The minimum target offering is $50,000 (the “Target Amount”). We are offering shares of our common stock at a price per share of $2.00, subject to the following offering price discount: investors who contribute the first $200,000 of this offering receive a 20% price discount to the $2.00 per Share price so that such investors pay $1.60 per Share. This offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $50,000 by February 28, 2022 (the “offering deadline”). Unless the Company raises at least the Target Amount of $50,000 pursuant to this offering by the offering deadline, no shares of our common stock will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. You, as an investor, are required to invest at least $100 to participate in our offering. See “The Offering” for more information.

The Company is offering the shares to prospective investors through the Wefunder Portal LLC crowdfunding portal (the “Portal”). The Portal is registered with the Securities and Exchange Commission (the “SEC”), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority (“FINRA”). The Company will pay the Portal a commission equal 6.5% of gross monies raised in the offering on any investment of less than $25,000; the Portal will receive no commissions on individual investments greater than $25,000 so long as the Company provides the Portal with advance notice of such individual investments.

We are offering our shares pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation Crowdfunding promulgated thereunder. This offering is made pursuant to the Form C (the “Form C”) filed by the Company with the Securities and Exchange Commission (“SEC”) and this Offering Circular, which is included therein. You should carefully review the Form C and this accompanying Offering Circular, which are available on the website of the Portal at www.wefunder.com. The shares of our common stock subject to the offering are referred to herein collectively as “shares.”

The date of this Offering Circular is July 5, 2021

## Table of Contents

**LIST OF EXHIBITS**

# GENERAL OFFERING INFORMATION

This Offering Circular is furnished solely to prospective investors through the Wefunder crowdfunding portal (the "Portal") located at www.wefunder.com. The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 6.5% of gross monies raised in the offering on any investment of less than $25,000; the Portal will receive no commissions on individual investments greater than $25,000 so long as the Company provides the Portal with advance notice of such individual investments. Investors should carefully review the Form C and the accompanying Offering Circular, which are available on the website of the Portal at www.wefunder.com.

Industrial Sustainability Group Inc. is a Delaware corporation incorporated on February 10, 2021. Our wholly owned subsidiaries are The Fuel Ox, LLC, a New Jersey limited liability corporation incorporated on March 14, 2013 and Route 173 Partners, LLC, a New Jersey limited liability corporation incorporated on January 17, 2018.

Our goal is to become a leading provider of environmentally responsible products to help government, industrial and commercial organizations reduce operating expenses and their carbon footprint. Our customers include construction, trucking and mining companies, farmers, municipalities, and many others.

Our main product is Fuel Ox, a fuel additive that was originally designed for use in high intensity applications to improve fuel efficiency, increase longevity of engine components and reduce environmental contamination. We also offer Infinity Lube, a line of lubricants to treat parts and components, which improves efficiencies and add sustainability of treated equipment.

While our Fuel Ox fuel additives and Infinity Lube lubricants are our main products, we anticipate adding on other products that are used by our customers and are both environmentally friendly and effective.

We are offering shares of our common stock at a price per share of $2.00, subject to the following offering price discount: investors who contribute the first $200,000 of this offering receive a 20% price discount to the $2.00 per Share price so that such investors pay $1.60 per Share. A minimum investment of $100 is required. We are offering up to $1,070,000 shares of our common stock (the "Maximum Amount"). The minimum target offering is $50,000 shares of our common stock (the "Target Amount").

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets that do not exceed $10,000,000, (4) the repurchase of all the shares sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company in accordance with Delaware law.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our Company or the offering or to make any representation not contained in this Offering Circular. To invest in the shares being offered, you will be required to (i) register for an investor account with the Portal, (ii) make representations regarding your investment eligibility and complete a questionnaire to demonstrate your understanding of the risks involved in investing in the shares, and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this Offering Circular constitutes "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Offering Circular, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, including the risk factors described in this Offering Circular, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our company or the Lead Investor (as defined in the Lead Investor Agreement). Neither the delivery of this Offering Circular at any time nor any sale of securities under this Offering Circular shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Offering Circular.

## TERM SHEET

| | |
|---|---|
| Company: | Industrial Sustainability Group Inc. is a Delaware corporation incorporated on February 10, 2021. Our company distributes a line of fuel additives and lubricants that serve industries such as mining, trucking, marine and many others. Our goal is to become a leading provider of environmentally responsible products to help government, industrial and commercial organizations reduce operating expenses and their carbon footprint. |
| | Our websites are www.FuelOx.com, www.IndustrialSustainabilityGroup.com and www.FuelOx-Pacific.com Information contained on our websites do not constitute part of this Offering Circular. |
| Use of funds: | We are seeking financing through the sale of the shares to provide funding for sales, marketing, working capital, and to become a SEC reporting issuer and apply to trade the shares on the OTCQB. |

| | |
|---|---|
| Securities Offered: | Shares of common stock of our Company in a minimum amount per investor of $100. |
| Targeted Offering Amount: | $50,000. |
| Maximum Offering Amount: | $1,070,000. |
| Oversubscriptions accepted: | We will accept subscriptions in excess of the Target Amount at our discretion. |
| Proceeds to us if Target Offering Amount is sold: | $46,750 before offering costs, which we estimate at $20,000, all of which will be paid from the proceeds of this offering. |
| Proceeds to us if Maximum Amount is sold: | $1,000,450 before offering costs, which we estimate at $20,000, all of which will be paid from the proceeds of this offering. |
| Offering price: | $2.00 per share, subject to the following offering price discount: investors who contribute the first $200,000 of this offering receive a 20% price discount to the $2.00 per Share price so that such investors pay $1.60 per Share. |
| Offering term: | The offering will terminate upon the earliest of (i) the date when the Maximum Amount is sold, or (ii) February 28, 2022, or (iii) if our Board of Directors decides to terminate the offering earlier. |
| Rolling closings after Target Amount: | Once we reach and close on the Target Amount we will be conducting "rolling closings" whereby if prior investments are executed and funds are transferred to the Portal, we can instruct the Portal to disburse offering funds to us at any time pursuant to a closing in compliance with applicable notification guidelines. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our Company would be able to raise funds in another manner. Even if we raise the Maximum Amount, we will need to raise additional capital in the future. |
| Number of shares outstanding before the offering: | 9,264,000 shares of common stock, no shares of preferred stock. |
| Number of common shares outstanding after the offering: | 9,295,250 shares if only the Target Offering is reached and 9,824,000 shares if the Maximum Amount is reached. These amounts do not include 2,000,000 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan. |
| Authorized Capital: | Our authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.001 per share, and 5,000,000 shares of preferred stock. |

| | |
|---|---|
| Dividends: | Dividends will be declared if and when determined by the board of directors of our Company at its sole discretion. We do not expect to declare any dividends for the foreseeable future. |
| Voting and control: | Holders of our common stock are entitled to one vote per share of common stock. However, see "Risk Factors" and "Ownership and Capital Structure – Voting Rights and Limitations" if you do not qualify as a "Major Investor." |
| Anti-dilution rights: | The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our Company. |
| Board of directors; Management team: | The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. Our sole board member is Randall Taylor. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Randall Taylor is our chief executive officer, and Alec Taylor is our director of operations, treasurer, and secretary. Alec is Randall's son. |
| Shares Being Sold under 4(a)(6) Crowdfunding exemption: | We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section. For individual investors in this offering who do not qualify as "accredited investors," as that term is defined in Rule 501(a) of Regulation D of the Securities Act, the following limitations apply: individual investors who are not accredited investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings, including this offering, no more than the following amounts: (i) for individuals with either an annual income or net worth that is less than $107,000, the greater of: $2,200; and 5% of the greater of the investor's annual income and net worth; (ii) for individuals with both an annual income and net worth of at least $107,000, 10% of the greater of: the investor's annual income (not to exceed an amount sold of $107,000 to each individual); and net worth (not to exceed an amount sold of $107,000 to each individual). |
| Transfer restrictions. | The shares may not be transferred by any purchaser of such securities during the one-year period from when the shares were first issued unless the shares are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, |

to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act. There is currently no public market for the shares. Although we intend to apply to trade the shares on the OTCQB, we cannot assure you that the shares will be approved for trading on the OTCQB or any other trading medium. The shares will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act.

High risk investment:

An investment in our shares involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment. See "Risk Factors" for a description of the material risks of investing in our Company.

## THE COMPANY

The name of the Company (issuer) is Industrial Sustainability Group, Inc. Our principal offices are located at 1022 Route 173, Asbury, NJ 08802. Our websites are www.FuelOx.com, www.IndustrialSustainabilityGroup.com and www.FuelOx-Pacific.com Information contained on our websites do not constitute part of this Offering Circular.

We operate through Industrial Sustainability Group, Inc., a Delaware corporation, and our wholly owned subsidiaries that consist of (i) The Fuel Ox, LLC, a New Jersey limited liability corporation, and (ii) Route 173 Partners, LLC, a New Jersey limited liability corporation. Unless the context otherwise requires, all references to the "Company," "we," "our" or "us" and other similar terms means Industrial Sustainability Group, Inc., and its subsidiaries.

## ELIGIBILITY

The Company certifies that all of the following statements are true for the Company:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

## DIRECTORS OF THE COMPANY

**Randall Taylor, Director**                                        Dates of Board Service: February 10, 2021 - Present

Randall Taylor is an entrepreneur with a demonstrated ability to build successful enterprises having previously been integral in taking a top New York area financial services company from concept to $1 billion in revenue in less than six years. Since our inception on February 10, 2021, he has been our chief executive officer and director where he is responsible for the strategic direction and operations of our business. Mr. Taylor is also responsible for day to day operations of our business and retail distribution. Mr. Taylor is also president of our wholly owned subsidiary The Fuel Ox, LLC, since inception on March 14, 2013 and managing member of our wholly owned subsidiary Route 173 Partners, LLC, since inception on January 17, 2018. Mr. Taylor has a BGS degree from University of Michigan College of Literature Science and the Arts.  Randall is Alec Taylor's father.

## OFFICERS OF THE COMPANY

**Randall Taylor, Chief Executive Officer**
See "Directors of the Company" section above.

**Alec Taylor, Director of Operations, Treasurer and Secretary**

Since our inception on February 10, 2021, Alec Taylor has been our director of operations and treasurer where he is responsible for our sales operations. Mr. Taylor is also director of operations of our wholly owned subsidiary The Fuel Ox, LLC, since inception on March 14, 2013 and managing member of our wholly owned subsidiary Route 173

Partners, LLC, since inception on January 17, 2018. Mr. Taylor has a BA, American History, from Bates College. Alec is Randall Taylor's son.

## PRINCIPAL SHAREHOLDERS

| Name of holder | Number and class of securities held as of date hereof | % of voting power prior to offering |
|---|---|---|
| Randall Taylor | 5,796,000 shares | 62.56% |
| Alec Taylor | 2,484,000 shares | 26.81% |
| Meraki Partners, LLC | 730,000 shares | .7.87% |

Other than described above, no other stockholder is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities calculated based on voting power.

## BUSINESS AND ANTICIPATED BUSINESS PLAN

**Summary**

Our Company distributes a line of fuel additives and lubricants that serve industries such as mining, trucking, marine and many others. Our goal is to become a leading provider of environmentally responsible products to help government, industrial and commercial organizations reduce operating expenses and their carbon footprint. Our customers include construction, trucking and mining companies, farmers, municipalities, and many others.

Our websites are www.FuelOx.com, www.FuelOx-Pacific.com and www.IndustrialSustainabilityGroup.com. Information contained on our websites do not constitute part of this Offering Circular.

**Principal Products**

Fuel Additives

We provide a line of fuel additives that service industries such as Mining, Municipalities, Trucking, Commercial Marine, Heating Oil, and many others. Our flagship product Fuel Ox with Combustion Catalyst was designed for high intensity applications and improves fuel efficiency and increases the longevity of the engine parts while at the same time reducing emissions. Our aggregate sales revenue for our fuel additives were $2,534,635 and $2,003,644 during 2020 and 2019, respectively.

Lubricants

Our lubricant line, Infinity Lubes, is extremely unique as the active ingredient in all of them, our Liquid Friction Eliminator, is 100% plant based. Infinity Lubes™ are the first lubricants ever to use the natural friction and the heat it produces to induce carbonitriding, better known as case hardening, within the machinery itself. This process provides sustainability far beyond what is currently being experienced from other lubricants. We launched our Infinity Lubes product line in 2021.

All our products are manufactured by third parties and sold under our private label.

**Strategy**

The key elements of our business model and growth strategy are as follows:

1. <u>Attract highly qualified advisors and consultants</u>. We believe performance-based compensation, including stock option plan participation, will enable us to attract top talent. In the near term, we plan to primarily

engage independent advisors and consultants to minimize our fixed operating expenses while we further develop our business and establish the awareness of our brand.

2. <u>Expand our customer base</u>. We plan to increase sales, brand awareness, and expand our customer base. We believe that maintaining and enhancing our brand recognition is an important aspect of our efforts to generate revenue. In the near term, we plan to promote awareness of our products through public relations efforts, social media outreach, internet marketing and business development partnerships.

3. <u>Pursue strategic acquisitions</u>. We intend to evaluate select acquisitions of complementary businesses as another means to broaden the scope of our capabilities and our client base. For example, we are interested in acquiring companies that sustainably reduce operating costs, reduce environmental contamination, and improve efficiencies. We believe strategic acquisitions can enable us to scale our revenue with less business risk. While we have not pursued any potential acquisition targets to date or have any agreements to acquire any business at this time, any future acquisition may result in unforeseen operating difficulties and expenditures particularly if the key personnel of the acquired company choose not to work for us and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources, and require significant management attention that would otherwise be available for ongoing development of our business.

**Customers**

Our customers encompass many different areas of industry. Mining, Municipality, Trucking, Busing, Commercial Marine, Heating Oil Companies, Aggregate, and many others. While primarily concentrated in the Northeast USA they are located throughout the country and the world. During 2020 Fuel Ox exported to 5 continents.

**Sales and Marketing**

We sell and market our products in person and online. We pay for online advertisements, direct mail campaigns and to attend trade shows. We also partner with other companies who sell, market, and distribute our products. Our marketing budget is subject to several factors, including our results of operations and cash flow. If our results of operations exceed our expectations over the next twelve months, we expect to significantly increase our marketing budget, which we expect will enable us to increase revenues.

**Competition**

The market for our products is competitive and rapidly changing, and the barriers to entry are relatively low. We experience competition from large established businesses possessing large, existing customer bases, substantial financial resources, and established distribution channels. We expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices. Competition could result in reduced sales, reduced margins, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business and our operating results could be harmed.

In the municipal and general trucking world we compete against Certified Labs/Diesel Mate and Chemsearch are their products, BG Products/245, Power Service/Diesel Clean and FPPF/Fuel Power. In the marine industry, we compete against Startron, Stabil and K-100. In the heating oil industry, we compete against FPPF 4-in-1, Sid Harvey's STR-2 and Comstock Super-heet.

Our current and potential competitors may have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. If we are unable to compete with such companies, the demand for our products could substantially decline.

**Our Competitive Strengths**

We believe our competitive strength comes from our people, our approach to business and our products.

1. <u>Our people</u>: Our management and board of directors have extensive experience and relationships sales, marketing, distribution, digital advertising, capital markets, mergers, and acquisitions. We believe the combined experience, knowledge, credibility, and connections of our people are unique.

2. <u>Our business approach</u>: We believe that the best business relationships provide tangible benefits to each party. A central tenet of our business approach is to ensure that we can provide significant value to clients before charging any fees for our products.

3. <u>Our products</u>: We believe our products are best in class and provide significant value to clients at very affordable prices.

**Intellectual Property**

We do not own any patents, licenses, franchises, or concessions aside from the www.FuelOx.com www.IndustrialSustainabilityGroup.com and www.FuelOx-Pacific.com domain names. We have trademarks for Fuel Ox, Infinity Lubes, Cold Charge, Freeze Guard and Star Plus.

Third parties may copy or obtain and use our proprietary ideas, know-how and other proprietary information without authorization or independently develop similar or superior intellectual property. Our competitors may obtain proprietary rights that would prevent, or limit or interfere with our ability to sell our products. If we are found to infringe on the proprietary rights of others and may be required to incur substantial costs to defend any litigation, cease offering our products, obtain a license from the holder of the infringed intellectual property right or redesign our products.

Legal standards relating to the validity, enforceability, and scope of protection of certain proprietary rights are still evolving. We cannot be sure of the future viability or value of any of our proprietary rights or of similar rights of other companies within this market. We cannot be certain that the steps taken by us will prevent misappropriation or infringement of our proprietary information.

Any litigation might result in substantial costs and diversion of resources and management attention and could have a material adverse effect on our business, results of operations and financial condition.

**Regulation of our Business**

We are subject to regulation by federal, state, local and foreign government authorities. In some cases, we need government approval of our products, manufacturing processes and facilities before we may sell certain products. Many products are required to be registered with the U.S. Environmental Protection Agency (EPA), with the European Chemicals Agency (ECHA) and with comparable government agencies elsewhere. We are also subject to ongoing reviews of our products, manufacturing processes and facilities by government authorities, and must also produce product data and comply with detailed regulatory requirements. We believe that our company is in substantial compliance with these regulations.

**Employees**

We have eight full-time employees, two part-time employees, one part-time advisor and one part-time subcontracted accountant in the United States. We also have two full-time employees in Ghana and one part-time employee in Western Africa. From time to time, we expect to employ additional independent contractors as well as legal, accounting, and other specialized professionals to support our sales, marketing, business development and administrative needs. We believe our relations with our employees are generally good, and we have no collective bargaining agreements with any labor unions.

Our success will depend on our ability to hire and retain additional qualified marketing, sales, technical and other personnel. Qualified personnel are in high demand. We face considerable competition from other firms for these personnel, many of which have significantly greater resources than we have.

## Properties

Our corporate headquarters is in Asbury, New Jersey. Substantially all our operating activities are conducted from approximately 6,000 square feet of office and warehouse space owned by our subsidiary Route 173 Partners, LLC. We also rent 2,000 square feet for a sales office in Accra, Ghana, which we rent from a third-party for $1,000 per month. We believe that additional space may be required as our business expands and believe that we can obtain suitable space as needed.

## Executive Employee Agreements and Consulting Agreement

1.  Randall Taylor: Our Company entered in a letter agreement with Mr. Taylor that serves as a simple employee agreement regarding his employment with the Company as our chief executive officer. Mr. Taylor receives $98,800 salary for serving in this position or any other position he may serve with the Company. His employee agreement provides for reimbursement by the Company for reasonable business expenses he incurs in connection with his employment with the Company and the eligibility to receive any healthcare or other benefits afforded to any other full-time employees of the Company.


2.  Alec Taylor: Our Company entered in a letter agreement with Mr. Taylor that serves as a simple employee agreement regarding his employment with the Company as our director of operations. Mr. Taylor receives $85,000 salary for serving in this position or any other position he may serve with the Company. His employee agreement provides for reimbursement by the Company for reasonable business expenses he incurs in connection with his employment with the Company and the eligibility to receive any healthcare or other benefits afforded to any other full-time employees of the Company.

3.  Meraki Partners, LLC: We entered into a consulting agreement with Meraki Partners, LLC, a Florida limited liability company, to provide us with business consulting services until December 31, 2022, including to consult and advise about: (a) our corporate structure and strategic advice in connection with going public; (b) engaging appropriate SEC counsel, auditors, transfer agents and other professionals for the purpose of going public as a registered fully reporting public company; (c) assistance in the compilation of information necessary for preparation of this Offering Circular; (d) advice on responses to registration statement comments by the Securities and Exchange Commission and comments by FINRA regarding quotation of our securities and (e) compilation of the information necessary to achieve a Standard Manual exemption for secondary trading. At inception, we paid Meraki Partners, LLC 800,000 shares of our common stock at par value for the services described above.


## Legal proceedings

We may from time to time be involved in routine legal matters incidental to our business; however, we are currently not involved in any litigation, nor are we aware of any threatened or impending litigation.

## RISK FACTORS

An investment in the shares of common stock we are offering you involves a high degree of risk and represents a highly speculative investment. In addition to the other information contained in this Offering Circular, you should carefully consider the following risks before investing in our shares of common stock. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected. As a result, the price of our common stock could decline from the offer price and, if the common stock ever trades, the trading price could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Special Note Regarding Forward-looking Statements" in this Offering Circular.

Additional risks and uncertainties not currently known to us or that we presently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations and value of our shares of common stock. You should not purchase the shares offered unless you can afford the loss of your entire investment.

## RISKS RELATED TO OUR BUSINESS

**Because we have a limited operating history, you may not be able to accurately evaluate our operations.**

Industrial Sustainability Group Inc. was incorporated on February 10, 2021. Our wholly owned subsidiary The Fuel Ox, LLC was formed in March 2013, and our wholly owned subsidiary Route 173 Partners, LLC was formed in January 2018. Our limited history may make it difficult for investors to evaluate the merits of investing in our Company. Potential investors should be aware of the difficulties normally encountered by newer companies and the high rate of failure of such enterprises. The likelihood of success must be considered considering the problems, expenses, difficulties, complications and delays encountered in connection with our current operations and the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. In connection with our anticipated growth plans, we may incur losses in future periods, some of could be significant. If we are unsuccessful in addressing these risks, our business could fail and the securities we are offering you may experience a material reduction in value.

**We are subject to the risks frequently experienced by early-stage companies.**

The likelihood of our success must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include our potential inability to:

·   Enhance product sales and marketing capabilities;
·   Grow and maintain a market for our products;
·   Identify, attract, retain and motivate qualified personnel;
·   Continue to offer products that keep pace with market changes and growth;
·   Maintain our reputation, retain trust with current customers and build trust with new customers;
·   Scale up from smaller operations to larger scale operations on a consistent basis;
·   Contract for or develop the internal skills needed for large scale commercial operations; and
·   Fund the capital expenditures required to develop large scale commercial operations due to the limits of our available financial resources.

**Our expenses will significantly increase as we seek to execute our marketing strategy.**

Although our Company estimates that it has sufficient capital for marketing expenses, we expect to significantly increase our marketing expenses after this offering. If capital we allocate towards marketing does not generate the anticipated revenue, our revenue might not increase, and we could experience material losses.

**We do not have audited financial statements available for you to review.**

We are not providing you with audited financial statements as part of this offering. As a result, the financial statements that we provide you will not have the benefit of being certified by an auditor who could provide you with a better assurance that there is no material mistake or misstatement in our financial results. You will need to closely review all the financial disclosure statements we provide to you and you may not obtain a complete understanding of our financial position.

**We will be taxed as a C-Corp and may be obligated to pay income tax in foreign jurisdictions.**

The company recently restructured from a limited liability corporation to a C-Corp holding company. As a result, we will no longer be taxed as a partnership and instead will be taxed as a C-Corp and will be obligated to pay federal and state income tax. We may also be subject to sales and income tax in foreign jurisdictions where we sell our products.

**Allowance for Doubtful Accounts**

We extend credit to customers in the normal course of business. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. Management believes that there are no concentrations of credit risk for which an allowance has not been established. It is possible that the estimated amount of cash collections with respect to accounts receivable could change. Receivables may become uncollectable for several reasons, including a company's insolvency, or a company's refusal to make payment when required. Companies that sell goods on credit run the risk of not collecting those receivables. As of March 31, 2021, the Company has not deemed any accounts uncollectible.

**The assumptions on which we relied in establishing growth targets may not be accurate.**

The growth targets and other projections contained in our Investor Presentation dated April 28, 2021 are aspirational and are not intended to constitute a "financial outlook" or "future oriented financial information" for purposes of applicable securities laws. The growth targets and other projections are based on certain assumptions that our management and our board of directors consider to be reasonable. We cannot assure you that such assumptions will prove to be accurate. Actual results for the estimate period may vary from the growth targets and other projections and those variations may be material. We cannot assure you that actual results achieved in the estimate period will be the same, in whole or in part, as those included in the growth targets and other projections.

**We will need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of your securities.**

We will require additional capital from equity or debt financing in the future to:
- Continue funding the expansion of our operations
- Continue funding the expansion of our product marketing
- Take advantage of strategic opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies, or businesses
- Respond to competitive pressures

We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our Company, and any new securities we issue could have rights, preferences and privileges senior to those of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

**We may expand through acquisitions of, or investments in, other companies or through business relationships, all of which may divert our management's attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain our business.**

One of our business strategies is to acquire competing or complementary products, technologies or businesses. We also may enter relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

Our completed acquisitions and any future acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. We may encounter difficulties assimilating or integrating the acquired businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities, nor can we assure you that we will be able to complete any acquisitions on favorable terms or at all.

**If we fail to develop our brands cost-effectively, our business may be adversely affected.**

Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

**The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.**

The market for our products is competitive and rapidly changing, and the barriers to entry are relatively low. With the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices.

Competition could result in reduced sales, reduced margins, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business. We may also experience competition from large established businesses possessing large, existing customer bases, substantial financial resources and established distribution channels. If these types of companies decide to develop, market or resell competitive products, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. If we are unable to compete with such companies, the demand for our products could substantially decline.

**Sharp and unexpected fluctuations in the cost of our raw materials could adversely affect our profit margins.**

Our products are manufactured by third parties and sold under our private label. A variety of raw materials are used in our manufacturing processes. Many of these raw materials can be subject to periods of rapid and significant cost instability. These fluctuations in cost can be caused by political instability in oil producing nations and elsewhere, weather conditions or other factors influencing global supply and demand of these materials, over which we have little or no control. We do not typically enter hedging arrangements for raw materials, chemicals or energy costs. If the costs of raw materials, chemicals or energy increase, and we are not able to pass on these cost increases to our customers, then profit margins and cash flows from operating activities would be adversely impacted. If raw material costs increase significantly, then our need for working capital could increase. Any of these risks could adversely impact our results of operations, financial position and cash flows.

**Our business is subject to the risk of manufacturing disruptions, the occurrence of which would adversely affect our results of operations.**

Even though our products are manufactured by third parties, we remain subject to hazards which are common to chemical manufacturing, blending, storage, handling and transportation. These hazards include fires, explosions, remediation, chemical spills and the release or discharge of toxic or hazardous substances together with the more generic risks of labor strikes or slowdowns, mechanical failure in scheduled downtime, extreme weather or transportation interruptions. These hazards could result in property damage, environmental contamination and temporary or permanent manufacturing cessation, and any of these factors could temporarily disrupt, slowdown or halt our product supply which could adversely impact results of operations, financial position and cash flows.

**Environmental liabilities and compliance costs could have a substantial adverse impact on our results of operations.**

We operate an assembly site and are subject to extensive federal, state, local and environmental, health and safety laws and regulations, including those relating to emissions to the air, discharges to land and water, and the generation, handling, treatment and disposal of hazardous waste and other materials on these sites New or stricter laws and regulations could increase our compliance burden or costs and adversely affect our ability to develop, manufacture, blend, market and supply products.

**A disruption in the supply of raw materials or transportation services would have a material adverse impact on our results of operations.**

Although we try to anticipate problems with supplies of raw materials or transportation services by building certain inventories of strategic importance, transport operations are exposed to various risks such as extreme weather conditions, natural disasters, technological problems, work stoppages as well as transportation regulations. If the Company experiences transportation problems, or if there are significant changes in the cost of these services, the Company may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship finished products, which could adversely impact our results of operations, financial position and cash flows.

**Our financial condition and results of operations could be adversely affected by the continuation of the COVID-19 pandemic.**

In late 2019, there was an outbreak of a new strain of coronavirus, COVID-19. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, lowered equity valuations, disrupted global supply chains and workforce participation due to "shelter-in-place" restrictions by various governments worldwide, decreased consumer confidence generally and created significant volatility and disruption of financial markets.

The Company's operations and business could be materially and adversely affected by the COVID-19 pandemic and related weak, or weakening of, economic or other negative conditions.

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. Further, a second wave of COVID-19 later in 2021 or beyond could cause many of the impacts to return or be exacerbated. We do not yet know the full extent COVID-19 will have on our business, our operations or the global economy as a whole.

**We do not have employee contracts in place with key employees that protect our intellectual property.**

Presently, we have simple letter agreements with our employees that serve as employee agreements. Employee agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that in the future any comprehensive, protective employment agreement will be entered into between our company and our employees.

**Having a small number of significant customers may have a material adverse impact on our results of operations.**

Our principal customers are companies in the mining, trucking, busing, heating oil and marine industries, along with municipalities. These industries are characterized by a concentration of a few large participants. The loss of a significant customer, a material reduction in demand by a significant customer or termination or non-renewal of a significant customer contract could adversely impact our results of operations, financial position, and cash flows.

**The inability of counterparties to meet their contractual obligations could have a substantial adverse impact on our results of operations.**

We sell products to companies throughout the world. Credit limits, ongoing credit evaluation and account monitoring procedures are used to minimize bad debt risk. Collateral is not generally required. We remain subject to market and credit risks including the ability of counterparties to meet their contractual obligations and the potential non-performance of counterparties to deliver contracted commodities or services at the contracted price. The inability of counterparties to meet their contractual obligations could have an adverse impact on our results of operations, financial position and cash flows.

**We will incur significant costs complying with our obligations as a reporting issuer, which will decrease our profitability.**

In the future, we plan to file a registration statement to go public and become a reporting issuer with the U.S. Securities and Exchange Commission. Upon the effectiveness of such a registration statement, we expect to elect to file periodic reports with the U.S. Securities and Exchange Commission ("SEC"), including financial statements and disclosure regarding changes in our operations. In order to comply with these requirements, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major impact on the amount of time to be spent by our auditors and attorneys. However, we estimate that these costs will exceed $150,000 per year for the next few years. Those fees will be higher if our business volume and activity increases. Those obligations will reduce our resources to fund our operations and may prevent us from meeting our normal business obligations. Compliance costs will be charged to operations and will negatively impact our profitability. We cannot assure you, however, that we will ever file such a registration statement, or if we do file a registration statement, that the SEC will declare it to be effective.

**RISKS RELATED TO OUR MANAGEMENT**

**If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.**

Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our executive officers and other key technical personnel, each of whom would be difficult to replace. Randall Taylor, our Chief Executive Officer, and Alec Taylor, our Director of Operations, Treasurer and Secretary are critical to the management of our business and operations and the development of our strategic direction. The loss of the services of these executive officers or other key personnel and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. Our anticipated growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our anticipated growth, we may not be able to successfully implement our business plan.

**We are anticipating a period of rapid growth in our headcount and operations, which may place, to the extent that we are able to sustain such growth, a significant strain on our management and our administrative, operational and financial reporting infrastructure.**

Our success will depend in part on the ability of our senior management to manage this expected growth effectively. To do so, we believe we will need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, we will be unable to execute our business plan.

**Dependence upon Outside Advisors.**

To supplement the business experience of our officers and directors, our Company is required to employ accountants, technical experts, appraisers, attorneys, and other consultants and advisors. The selection of any such advisors will be made by our Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to our Company. Outside advisors may be persons who are affiliates if those affiliates are able to provide the required services.

**Our officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholders**.

Our officers and directors, in the aggregate, will beneficially own or have the right to vote more than 50% of our outstanding common shares on a fully diluted basis, assuming all the shares we are offering are sold and assuming none of the shares are purchased by any of our officers or directors. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including: election of our board of directors; removal of any of our directors, amendment of our certificate of incorporation or by-laws; and adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our officers and directors collectively can influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Our officers and directors will also be able to set their own compensation, along with the compensation of others. The interests of our officers may differ from the interests of the other stockholders, and they may influence decisions with which the other stockholders may not agree. Such decisions may be detrimental to our business plan and/or operations and they may cause the business to fail in which case you may lose your entire investment.

**We provided our CEO with an unsecured loan of $73,859.56 that is due in 2056.**

We provided our CEO with a $73,859.56 loan due in 2056 that is unsecured and may never be repaid. If the loan is not repaid pursuant to the loan agreement, we will have no recourse for collection and will incur a significant loss. See section "Ownership and Capital Structure – Related Transactions." No proceeds from this offering will be used to make additional loans to any of our officers, directors, or employees.

**RISKS RELATED TO OUR SYSTEMS**

**We are reliant upon information technology to operate our business and maintain our competitiveness.**

Our ability to leverage our technology and data scale is critical to our long-term strategy. Our business increasingly depends upon the use of sophisticated information technologies and systems, including technology and systems (cloud solutions, mobile and otherwise) utilized for communications, marketing, productivity tools, training, lead generation, records of transactions, business records (employment, accounting, tax, etc.), procurement, and administrative systems. The operation of these technologies and systems is dependent upon third-party technologies, systems and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third-party vendors on commercially reasonable terms. We also cannot assure that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to obtain such new technologies and systems, or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.

**Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.**

We face growing risks and costs related to cybersecurity threats to our data and customer, employee, and independent sales agent data, including but not limited to:
- the failure or significant disruption of our operations from various causes, including human error, computer malware, ransomware, insecure software, zero-day threats, or other events related to our critical information technologies and systems
- the increasing level and sophistication of cybersecurity attacks, including distributed denial of service attacks, data theft, fraud or malicious acts on the part of trusted insiders, social engineering, or other unlawful tactics aimed at compromising the systems and data of our officers and employees (including via systems not directly controlled by us, such as those maintained by joint venture partners and third party service providers)
- the reputational and financial risks associated with a loss of data or material data breach (including unauthorized access to our proprietary business information or personal information of our customers, employees and independent sales agents), the transmission of computer malware, or the diversion of home sale transaction closing funds

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to information technology systems via viruses, worms, and other malicious software, to phishing to advanced and targeted hacking launched by individuals or organizations. These attacks may be directed at the Company, its employees, third-party service providers and joint venture partners.

In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property and that of our clients as well as personally identifiable information, sensitive financial information and other confidential information of our employees and customers. Additionally, we increasingly rely on third-party data processing, storage providers, and critical infrastructure services, including cloud solution providers. The secure processing, maintenance and transmission of this information are critical to our operations and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures. A breach or attack affecting one of our third-party service providers or partners could harm our business even if we do not control the service that is attacked.

In addition, the increasing prevalence and the evolution of cyber-attacks and other efforts to breach or disrupt our systems or those of our employees, customers, third-party service providers and joint venture partners, have and will likely lead to increased costs to us with respect to preventing, investigating, mitigating and remediating these risks.

Moreover, we are required to comply with regulations both in the United States and in other countries where we do business that regulate cybersecurity, privacy and related matters.

Although we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, penetration testing, vulnerability assessments and maintenance of backup and protective systems), and conduct diligence on the security measures employed by key third-party service providers, cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information and financial information) and the disruption of business operations.

**Our facilities and systems are vulnerable to natural disasters and other unexpected events and any of these events could result in an interruption of our ability to execute clients' email campaigns.**

We will depend on the efficient and uninterrupted operations of our third-party data centers and hardware systems. The data centers and hardware systems are vulnerable to damage from earthquakes, tornados, hurricanes, fire, floods, power loss, telecommunications failures and similar events. If any of these events results in damage to third-party data centers or systems, we may be unable to supply our customers with products until the damage is repaired and may accordingly lose customers and revenues. In addition, subject to applicable insurance coverage, we may incur substantial costs in repairing any damage.

**Any significant disruption in service on our website or in our computer systems, or in our customer support services, could reduce the attractiveness of our products and result in a loss of customers.**

The satisfactory performance, reliability and availability of our products are critical to our operations, level of customer service, reputation and ability to attract new customers and retain customers. Most of our computing hardware is co-located in third-party hosting facilities. None of the companies who host our systems guarantee that our customers' access to our products will be uninterrupted, error-free or secure. Our operations depend on their ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangements with third-party data centers are terminated, or there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in access to our products, whether as a result of a third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. These factors could damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition and results of operations.

**We do not have a disaster recovery system, which could lead to service interruptions and result in a loss of customers.**

We do not have any disaster recovery systems. In the event of a disaster in which our software or hardware are irreparably damaged or destroyed, we would likely experience interruptions in delivering products to our customers and our ability to provide customer service, which could negatively impact our business, financial condition and results of operations.

**We rely on third-party computer hardware and software that may be difficult to replace or that could cause errors or failures of our service, which could harm our business.**

We rely on computer hardware purchased and software licensed from third parties for our business operations. This hardware and software may not continue to be available on commercially reasonable terms, or at all. If we lose the right to use any of this hardware or software or such hardware or software malfunctions, our business operations could be interrupted until we can obtain and integrate equivalent technology or repair the cause of the malfunctioning hardware or software. Any delays or failures associated with our business operations could upset our customers and negatively impact our business, financial condition and results of operations.

**If we are unable to protect the confidentiality of our unpatented proprietary information, processes and know-how and our trade secrets, the value of our products could be adversely affected.**

We rely upon unpatented proprietary processes and know-how and trade secrets. Any unauthorized disclosure or dissemination of our proprietary processes and know-how or our trade secrets, whether by breach of a confidentiality agreement or otherwise, may cause irreparable harm to our business, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise be independently developed by our competitors or other third parties. If we are unable to protect the confidentiality of our proprietary information, processes and know-how or our trade secrets are disclosed, the value of our technology and products could be adversely affected, which could negatively impact our business, financial condition and results of operations.

**If the security of customers' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit card payment option.**

Our systems may store customers' credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive litigation and other possible liabilities as well as negative publicity, which could severely damage our reputation. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers' data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers.

If we fail to maintain our compliance with the data protection policy documentation standards adopted by the major credit card issuers, we could lose our ability to offer our customers a credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

**We may be unable to obtain effective intellectual property protection for our potential products and technology.**

We currently hold no patents related to our platform's technology or otherwise, and we cannot assure you we will ever be granted any such patents. Our intellectual property, or any intellectual property that we have or may acquire, license or develop in the future, may not provide meaningful competitive advantages. Any patent or patent application we are granted or acquire, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection.

Moreover, competitors may infringe any future patents or those that we license, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, we may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting our proprietary rights. In addition, in an infringement proceeding a court may decide that our patents or other intellectual property rights are not valid or are unenforceable or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States.

We also rely on the law of trade secrets to protect unpatented technology and know-how. We try to protect this technology and know-how by limiting access to those employees, contractors and strategic partners with a need to know this information. We do not enter into confidentiality agreements with these parties. Any of these parties could disclose our trade secrets or confidential information to our competitors, or these competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm our business.

**We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from selling our products.**

Third parties may claim that our products infringe their patents. Any patent infringement claims brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling products that are claimed to infringe a patent covering a third party's intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. Even if we are able to obtain rights to a third party's patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to sell our products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

**We do not currently have any general liability insurance to protect us in case of customer or other claims.**

We do not have any general liability insurance to cover any potential claims to which we are exposed. Any imposition of liability would increase our operating losses and reduce our net worth and working capital.

## RISKS RELATED TO OUR SECURITIES AND THIS OFFERING

**We have broad discretion to use the net proceeds from this offering, which we may not use effectively.**

Our Company has broad discretion to allocate a substantial portion of the proceeds of this offering, in both dollar and percentage terms, on a net- proceeds basis. Accordingly, you will need to rely upon the judgment of our management with respect to the use of proceeds, potentially with only limited information concerning our specific intentions. If we do not use the net proceeds effectively, our business, financial condition, results of operations, and prospects could be harmed, and the value of your investment could decline. To the extent that less than all the shares are not sold in the Maximum Offering, our Company may have to delay or modify its immediate business plans. We cannot assure you that any delay or modification of such business plans would not adversely affect our Company's development.

**We have a low Target Amount and we cannot guarantee whether additional funds will be raised**

The initial purchasers of our shares of common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our Company. The Target Amount of shares that must be sold for our Company to initially accept subscriptions is $50,000 shares of common stock. Once we raise the $50,000 Target Amount, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the Maximum Amount of the offering or that our Company would be able to raise funds in another manner. Even if we raise the Maximum Amount, we will need to raise additional capital in the future. Our officers, other employees and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the Target Amount.

**Our shares of common stock do not have anti-dilution rights**

Our shares of common stock do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you have in the Company. Furthermore, if future issuances of common shares are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

**Because we can issue additional shares of common stock, our stockholders may experience dilution in the future.**

Our Company's certificate of incorporation authorize the issuance of 50,000,000 shares of common stock, par value $.001 per share. Upon completion of this offering, assuming the entire offering is sold, there will be 40,176,000,000 authorized but unissued shares of common stock available for issuance. Our Company may issue a substantial number of additional shares of common stock in connection with a merger, acquisition or other business combination. To the extent that additional shares of common stock are issued, dilution to the interests of our

Company's stockholders will occur. Additionally, if a substantial number of shares of common stock are issued in connection with a merger, acquisition or other business combination, a change in control of our Company could occur which may impact, among other things, the utilization of net operating losses, if any. Furthermore, the issuance of a substantial number of shares of common stock may cause dilution and adversely affect prevailing market prices, if any, for the common stock, and could impair our Company's ability to raise additional capital through the sale of its equity securities.

**Our certificate of incorporation provides our board of directors with the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to existing security holders and with the ability to affect adversely stockholder voting power and perpetuate their control over us.**

Our certificate of incorporation allows our Company to issue 5,000,000 shares of preferred stock without any vote or further action by our common or preferred stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of the preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock or other preferred stockholders and the right to the redemption of the preferred shares, together with a premium, prior to the redemption of our common stock.

Preferred stock could be used to dilute a potential hostile acquirer. Accordingly, any future issuance of preferred stock or any rights to purchase preferred shares may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer or prevent a change of control or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to, and assets available for distribution to, the holders of our common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock and preferred stock.

**If you are not a "Major Investor" you will grant a proxy to vote your underlying securities to the Lead Investor, and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote.**

If you are not a Major Investor, that is, an investor who has purchased at least $25,000 of our shares in this offering, the Portal will require you to enter into an agreement with XX Investments LLC, a SEC-registered transfer agent that acts as the Custodian. The Custodian holds securities on behalf of all investors in this offering (who are the "beneficial owners" of the securities). This means you do not actually possess the shares. Instead, the Custodian holds them on your behalf. The Custodian also votes these securities and signs any documents on your behalf, following the direction of the Lead Investor (as defined in the Lead Investor Agreement]). The Lead investor does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Lead Investor may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Lead Investor may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of shares in order to allow for a new investment to occur where the new investor requires senior rights.

**This offering involves "rolling closings" which means that it is possible that you may not have the benefit withdrawing your investment upon the notice a "Material Change"**

Once we reach and close on the Target Amount we will be conducting "rolling closings" whereby if prior investments are executed and funds are transferred to the Portal, we can instruct the Portal to disburse offering funds to us at any time pursuant to a closing in compliance with applicable notification guidelines. At that point, investors who do not timely cancel their investment and whose subscription agreements have been accepted by our Company will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose funds have not been closed upon will have the right to withdraw their investment and get their money back. Investors whose subscriptions have already been closed upon, however, will already be our investors and will have no such right. Thus, investors who purchase securities prior to the Maximum Offering being subscribed to in full will bear the risk of whether there will be additional investors to complete the offering or that our Company would be able to raise funds in another manner. Even if we raise the Maximum Amount, we will need to raise additional capital in the future.

**We do not intend to pay any cash dividends on our shares, so you will not be able to receive a return on your investment unless you sell your shares.**

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our shares of common stock. Unless we pay dividends, our security holders will not be able to receive a return on their securities unless they sell them.

**The shares being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our shares may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our shares. Because our shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. We cannot assure you that registration under the Securities Act or other securities laws will occur. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for your shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

**Our Company's shares, if and when available for trading, could be subject to the SEC's rules that regulate broker-dealer practices in connection with transactions in "penny stocks".**

Our Company's shares, if and when available for trading, could be subject to the SEC's rules that regulate broker-dealer practices in connection with transactions in "penny stocks". The term "penny stock" generally refers to a security issued by a very small company that trades at less than $5 per share. Penny stocks generally are quoted over the counter, such as on OTC Markets. In addition, the definition of penny stock can include the securities of certain private companies with no active trading market. Penny stocks may trade infrequently, which means that it may be difficult to sell penny stock shares once you own them. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock becomes subject to the penny stock rules, investors in this offering may find it more difficult to sell their shares.

**No assurance of public market or Exchange Act registration.**

No public trading market for the shares of our common stock exists. We cannot assure you that a regular trading market will develop for the shares of common stock after this offering or that, if developed, any such market will be sustained. Trading of the common stock will likely be conducted through what is customarily known as the OTC Markets. Any market for the common stock which may result will likely be less well developed than if the common stock were traded on an exchange.

An integral aspect of our Company's business plan is to (i) register as a reporting issuer under the Securities Exchange Act of 1934 (the "**Exchange Act**") and thereafter to comply with the reporting requirements of the Exchange

Act; and (ii) develop a public trading market for its common stock by soliciting securities brokers to become market makers of our Company's shares of common stock. However, to date our Company has neither filed a registration statement with the SEC to register its class of common stock under the Exchange Act nor solicited any securities brokers. We cannot assure you that our Company will be successful in registering its class of common stock under the Exchange Act or soliciting a market maker if it attempts to do so. If our Company cannot successfully register its common stock under the Exchange Act, investors are likely to lose their entire investment in our Company. Accordingly, an investment in our Company's common stock should be considered highly risky and illiquid.

**The offering price of our shares was arbitrarily determined.**

The offering price of the shares we are offering you in this offering has been arbitrarily determined, and it does not necessarily bear any relationship to our asset value, net worth or other established criteria of value. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your shares. Each prospective investor should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's shares, the shares will attain market values commensurate with the offering price.

**Investors Will Incur Immediate Substantial Dilution.**

Investors in this offering will incur immediate and substantial dilution and will bear virtually all the risks inherent in an investment in our Company. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. You should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's shares, the shares will attain market values commensurate with the offering price.

**This offering is not registered under federal or state securities laws**

Since this offering is not a registered offering, our offering documents have not been reviewed by the SEC or by any state securities commissions. Such a review may have resulted in additional disclosure or disclosures involving a different format or substance from those set forth herein. The offer and sale of our securities pursuant to our offering documents have not been, and will not be, registered under the Securities Act, or under the securities laws of any state, since it is not necessary to register this offering under most such laws. Thus, you cannot rely upon regulatory authorities having reviewed the terms of this offering, including the nature and risk and the fairness of the terms of this offering. As a result, you do not have any of the same protections afforded by registration under applicable federal or state securities laws, and you must judge the adequacy of disclosure and fairness of the terms of this offering on their own; i.e., without the benefit of prior review by regulatory authorities. The failure of our offering to comply with applicable state and federal securities law exemptions could adversely affect our Company.

Our securities are being offered to you pursuant to exemptions from registration pursuant to applicable state and federal securities laws. If this offering fails to comply with these laws, certain, if not all, investors would have the right to rescind the purchase of their securities if they so desired, unless our Company could successfully rely upon another exemption from registration provided for under applicable laws in connection with the sale of securities in this offering. If a number of investors were to successfully seek rescission, we would face financial demands that could adversely affect us as a whole and, thus, the non-rescinding investors.

**We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.**

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

**No Guarantee of Return on Investment**

We cannot assure you that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read the Form C and all exhibits carefully and you should consult with your own attorney and business advisor prior to making any investment decision.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as: anticipate, intend, plan, goal, seek, believe, project, estimate, expect, strategy, future, likely, may, should, will and similar references to future periods.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- Our ability to generate enough revenue to sustain a level of profitability in the future.
- Our ability to effectively manage growth.
- Economic and financial conditions.
- The impact of availability of bank financing and market interest rates.
- The competitiveness of our products compared to alternatives.
- Disruptions to our technology network including computer systems and software, as well as natural events such as severe weather, fires, floods and earthquakes or man-made or other disruptions of our operating systems, structures, or equipment.
- Such other factors as discussed throughout the "Risk Factors" and "Financial Condition of the Issuer" sections of this Offering Circular.

Any forward-looking statement made by us in this Offering Circular is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement whether as a result of new information, future developments or otherwise.

## THE OFFERING

### Purpose of the offering

The purpose of the offering is to raise capital for sales and marketing, in addition to working capital, and fees and costs related to becoming a public company. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

### Use of Proceeds

We estimate that the net proceeds from the sale of the shares in the Target Amount, 50% of the Maximum Amount (if reached) and the Maximum Amount (if reached) will be approximately $46,750, 480,225 and $1,000,450, respectively, after deducting the commission payable to the Portal and estimated offering expenses payable in connection with this offering. We currently estimate that we will use the net proceeds of this offering as follows:

| | Target Amount ($) | 50% of Maximum Amount ($) | Maximum Amount ($) |
|---|---|---|---|
| Sales, Marketing and Distribution Public Company Listing Fees | 46,750 | 200,000 | 600,000 |
| Estimated Legal Fees | 0 | 30,000 | 30,000 |
| Estimated Accounting Fees | 0 | 70,000 | 70,000 |
| Estimated Professional Fees | 0 | 50,000 | 50,000 |
| Estimated Miscellaneous Fees | 0 | 50,000 | 50,000 |
| Working Capital and Inventory | 0 | 80,225 | 180,450 |
| **Total** | 46,750 | 480,225 | 1,000,450 |

We will accept proceeds in excess of the target offering amount of $50,000. We will allocate oversubscriptions at our discretion. We will use the oversubscribed amount up to $1,070,000 in the manner described in the table above.

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the timing and amounts actually raised in this offering. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding to fully implement our business plan. Please see section entitled "Risk Factors."

**Completion of the transaction and delivery of the shares to you**

The transaction between you and our Company for the purchase of our shares will be completed through the Portal, located at www.wefunder.com.

Your investment will be held in Escrow by Boston Private Bank & Trust Company and is refundable. The Portal can refund upon request while funds are in escrow. You'll get a five-day notice when a round closes.

Upon acceptance of your subscription by our Company and the closing of a round, and delivery of the subscription amount to the Portal, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our shares of common stock acquired by you.

If you are not a "Major Investor," that is, an investor who has purchased at least $25,000 of our shares in this offering, the Portal will require you to enter into a Custodial and Voting Agreement with XX Investments LLC, a SEC-registered transfer agent that acts as the Custodian. Your shares will be in book entry form. This means that you will not receive a certificate representing your shares. Each investment will be recorded in the books and records the Custodian. The Custodian will act as custodian and hold legal title to the shares for investors that enter into a Custodial and Voting Agreement with the Custodian and will keep of track of your beneficial interests in the shares. In addition, your interests in the shares will be recorded in your "My Investments" screen. You will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting agreement. The Investor Agreement and, if applicable, the Custodial and Voting agreement will also be available on the "My Investments" screen. The Custodian also votes the shares and signs any documents on your behalf, following the direction of the Lead Investor (as defined in the Lead Investor Agreement). The Lead Investor does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Lead Investor may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Lead Investor may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of shares in order to allow for a new investment to occur where the new investor requires senior rights.

If you are a "Major Investor," that is, an investor who has purchased at least $25,000 of our shares in this offering, your shares will be delivered to you promptly after the closing of your subscription for the shares for your own possession of the shares and no Custodian will hold the shares on your behalf. You will vote your shares and execute all documents on your own behalf as a shareholder.

**How you can cancel your investment commitment and get a refund**

Cancellation instructions can be found on the Wefunder website at https://help.wefunder.com/#/investor. You can change your mind and cancel anytime up to 48 hours before a close, and you will receive a full refund, including any fees. Unfortunately, investments cannot be cancelled within the 48 hour window before a close. You'll receive a five-day notice via email when a round is about to close, including the initial Target Amount round. You can cancel at any point up until you hit the 48 hour window.

If the Target Amount is reached prior to the offering deadline, we will conduct an initial closing of the Target Amount round and the Portal will provide you with notice of the initial closing as well as the closing date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the initial closing date. After the initial closing of the Target Amount, our Company will be conducting "rolling closings," where prior investments are executed and funds are transferred to the Portal, we will keep rounds open to receive new investments. You will still receive a five-day notice prior to a "rolling close," but once your funds are transferred to the Company, you no longer can cancel your investment or obtain a refund.

When you cancel your investment, a refund will automatically be sent back to the bank account or credit card that was used to make the investment. If you sent a check or a wire, you will receive an email with instructions to send us your wire or bank account information before we can send the refund. If your investment commitment is cancelled, your investment will be refunded to you without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

If there is a material change to the terms of the offering or to the information provided by our Company in connection therewith, the Portal will send to each investor whose subscriptions have not already been closed upon notice of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and the Portal will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and direct the refund of the investment.

If the Company fails to reach the Target Amount by the offering deadline, your investment commitment will be cancelled automatically and the Portal will direct the refund of your investment to you within five business days.


**OWNERSHIP AND CAPITAL STRUCTURE**


**Terms of the Offering**

We are offering up to $1,070,000 shares of common stock (the "Maximum Amount"). The minimum target offering is $50,000 (the "Target Amount"). We are offering shares of our common stock at a price per share of $2.00, subject to the following offering price discount: investors who contribute the first $200,000 of this offering receive a 20% price discount to the $2.00 per Share price so that such investors pay $1.60 per Share. This offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $50,000 by February 28, 2022 (the "offering deadline"). Unless the Company raises at least the Target Amount of $50,000 pursuant to this offering by the offering deadline, no shares of our common stock will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to change the offering deadline at our discretion. We will accept investments in excess of the Target Amount up to the Maximum Amount, and the additional securities will be allocated as described in "The Offering - Use of Proceeds" section of this Offering Circular.

The price of the shares does not necessarily bear any relationship to our Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the shares.

In order to purchase the shares, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Boston Private Bank & Trust Company (the "escrow agent"), until the Target Amount is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Portal. We will notify investors when the Target Amount has been reached. If we reach the Target Amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the Target Amount and providing notice to the investors. If any material change (other than reaching the Target Amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to our Company upon closing. Any investor funds received after the initial closing will be released to us upon a subsequent closing.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction. The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the offering is $100.

This offering is being made through the Wefunder crowdfunding portal (the "Portal") located at www.wefunder.com. The Company will pay the Portal a commission equal 6.5% of gross monies raised in the offering on any investment of less than $25,000; the Portal will receive no commissions on individual investments greater than $25,000 so long as the Company provides the Portal with advance notice of such individual investments. Investors should carefully review the Form C and this accompanying Offering Circular, which are available on the website of the Portal at www.wefunder.com.

**Voting Rights and Limitations**

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to certain exceptions relating, among other matters, to our preferred stock, if any. Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors elected each year, subject to the voting rights of our preferred stock, if any. Except as otherwise provided by law, the holders of a majority in voting power of the shares issued and outstanding and entitled to vote at such meeting of stockholders will constitute a quorum at such meeting of the stockholders for the transaction of business subject to the voting rights of our preferred stock, if any.

If you are not a "Major Investor," that is, an investor who has purchased at least $25,000 of our shares in this offering, the Portal will require you to enter into an agreement with XX Investments LLC, a SEC-registered transfer agent that acts as the Custodian. The Custodian holds securities on behalf of all investors in this offering (who are the "beneficial owners" of the securities). This means you do not actually possess the shares. Instead, the Custodian holds them on your behalf. The Custodian also votes the shares and signs any documents on your behalf, following the direction of the Lead Investor (as defined in the Lead Investor Agreement). The Lead investor does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Lead Investor may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Lead Investor may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders our common stock in order to allow for a new investment to occur where the new investor requires senior rights.

If you are a "Major Investor," that is, an investor who has purchased at least $25,000 of our shares in this offering, you will vote your shares and execute all documents on your own behalf as a shareholder.

**Restrictions on Transfer of the Securities Being Offered**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**Description of Issuer's Securities**

The following is a summary of the material rights and restrictions associated with our securities. This description does not purport to be a complete description of all of the rights of our stockholders and is subject to, and qualified in its entirety by, the provisions of our most current certificate of incorporation and bylaws, as well as to those certain provisions described in this Offering Circular.

Our authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.001 per share and 5,000,000 shares of blank check preferred stock. As of the date of this Offering Circular, there were 9,264,000 shares of our common stock outstanding and no shares of our blank check preferred stock outstanding.

**Common Stock**

*Dividends*

The holders of our common stock are entitled to dividends as our board of directors may declare, from time to time, from funds legally available, subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.

As of the date of this Offering Circular, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends, but rather to reinvest earnings, if any, in our business operations.

*Distribution to holders of common stock*

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

*Non-cumulative voting*

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to certain exceptions relating, among other matters, to our preferred stock, if any. Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors elected each year, subject to the voting rights of our preferred stock, if any. Except as otherwise provided by law, the holders of a majority in voting power of the shares issued and outstanding and entitled to vote at such meeting of stockholders will constitute a quorum at such meeting of the stockholders for the transaction of business subject to the voting rights of our preferred stock, if any.

*No anti-dilution rights*

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

*Custodian shareholder agreement for investors who are not "Major Investors."*

If you are not a Major Investor, that is, an investor who has purchased at least $25,000 of our shares in this offering, the Portal will require you to enter into an agreement with XX Investments LLC, a SEC-registered transfer agent that acts as the Custodian. The Custodian holds securities on behalf of all investors in this offering (who are the "beneficial owners" of the securities). This means you do not actually possess the shares. Instead, the Custodian holds them on your behalf. The Custodian also votes these securities and signs any documents on your behalf, following the direction of the Lead Investor (as defined in The Lead Investor Agreement]). The Lead investor does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Lead Investor may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Lead Investor may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of your shares in order to allow for a new investment to occur where the new investor requires senior rights.

**Preferred Stock**

Our certificate of incorporation provides that our board of directors may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our board of directors approving the issuance of such shares.

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. As of the date of this Offering Circular, no shares of our preferred stock have been issued and we have no plans to issue any shares of preferred stock.

**2021 Equity Incentive Plan**

Our board of directors has authorized the 2021 Equity Incentive Plan ("Plan") which provides our Company with the ability to grant awards under the Plan to our employees, consultants, and directors. Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, (f) Cash Awards, and (g) Other Equity-Based Awards. As of the date of this Offering Circular, no Awards were issued pursuant to the Plan.

**Warrants**

As of the date of this Offering Circular, no warrants to purchase any securities of our Company were issued or outstanding.

## Debt Securities/Indebtedness

As of July 31, 2021, our Company has the following outstanding indebtedness.

| Creditor | Amount Outstanding ($) | Interest Rate (%) | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| Affinity Federal Credit Union | 12,500 | Prime plus 2.5% | July 30, 2022 | Floor of 8%, unsecured. |
| Bank of America, N.A. | 283,765 | 5.88% | October 15, 2038 | Secured by: 1022 State Route 173 Asbury, NJ, 08802 |
| Transportation Alliance Bank, Inc. | 147,223 | 12.99 | November 18, 2024 | Working capital loan |
| Bank of America, N.A. | 17,880 | 4.49 | April 1, 2023 | Secured by 2018 Dodge Ram 1500 |

## Anti-takeover Provisions

Other than pursuant to our preferred stock, there are no anti-takeover provisions that may have the effect of delaying or preventing a change in control.

## Determination of Offering Price

There is no established public market for the shares we are offering you. As a result, the offering price and other terms and conditions relative to our shares have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the shares of common stock or the fairness of the price used for the shares. Accordingly, the offering price should not be considered an indication of the actual value of our securities.

In determining the offering price of the shares we considered several factors including the following: (i) the risks we face as a business; (ii) prevailing market conditions, including the history and prospects for the industry in which we compete; (iii) the experience of our officers and directors and consultants; (iv) our future prospects; and (v) our capital structure.

## Your Minority Shareholder Status

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in our Company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our certificate of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

## Other exempt offerings we have conducted

Set forth below is information regarding all securities issued by our Company since our inception on February 10, 2021.

In February 2021 in connection with (i) the initial organization of our Company, we issued 6,382,000 shares of Company common stock to our founders and advisors for total consideration of $6,382, or $0.001 per share; and (ii) the reorganization of our Company with our wholly owned subsidiaries The Fuel Ox, LLC and Route 173 Partners, LLC, we issued 3,618,000 shares of Company common stock to our founders Randall Taylor and Alec Taylor, who were the sole owners of our wholly owned subsidiaries prior to the reorganization. We relied upon Section 4(a)(2) of the Securities Act in connection with these transactions.

Other than as described above, our Company has not issued or sold any other securities.

## Related Transactions

Other than as set forth below, neither the Company, nor any entities controlled by or under common control with the Company was a party to any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Company seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (i) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons.

### *Randall Taylor – Director, Chief Executive Officer*

Our Company entered in a letter agreement with Mr. Taylor that serves as a simple employee agreement regarding his employment with the Company as our chief executive officer.  Mr. Taylor receives $98,800 salary for serving in this position or any other position he may serve with the Company.  His employee agreement provides for reimbursement by the Company for reasonable business expenses he incurs in connection with his employment with the Company and the eligibility to receive any healthcare or other benefits afforded to any other full-time employees of the Company.

In connection with the reorganization of our Company with our wholly owned subsidiaries The Fuel Ox, LLC and Route 173 Partners, LLC, we issued 2,534,000 shares of Company common stock to our founder Randall Taylor.

On February 24, 2020, our Company loaned Mr. Taylor $73,859.56 at an interest rate of 1%. The loan is scheduled to be paid at the rate of $237.56 per month starting on January 1, 2027 and with the last payment due on January 1, 2056. The outstanding principal plus interest as of May 31, 2021 is $63,859.56.

Randall Taylor is Alec Taylor's father.

### *Alec Taylor - Director of Operations, Treasurer, Secretary*

Our Company entered in a letter agreement with Mr. Taylor that serves as a simple employee agreement regarding his employment with the Company as our director of operations.  Mr. Taylor receives $85,000 salary for serving in this position or any other position he may serve with the Company.  His employee agreement provides for reimbursement by the Company for reasonable business expenses he incurs in connection with his employment with the Company and the eligibility to receive any healthcare or other benefits afforded to any other full-time employees of the Company.

In connection with the reorganization of our Company with our wholly owned subsidiaries The Fuel Ox, LLC and Route 173 Partners, LLC, we issued 1,084,000 shares of Company common stock to our founder Alec Taylor.

Randall Taylor is Alec Taylor's father.


**FINANCIAL CONDITION OF THE ISSUER**

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

**Background overview**

Our company distributes a line of fuel additives and lubricants that serve industries such as mining, trucking, marine and many others. Our goal is to become a leading provider of environmentally responsible products to help government, industrial and commercial organizations reduce operating expenses and their carbon footprint. Our customers include construction, trucking and mining companies, farmers, municipalities, and many others.

Our main product is a fuel additive that was originally designed for use in high intensity applications to improve fuel efficiency, increase longevity of engine components and reduce environmental contamination. We also offer a line of lubricants to treat parts and components.

**Results of Operations**

*Revenues*

We generated $2,534,635 in revenue for the fiscal year ending December 31, 2020 and $2,003,644 in revenue for the fiscal year ending December 31, 2019.

We believe our revenues will increase during 2021 due to increased customer demand driven by our sales and marketing activities, but there can be no assurance demand will increase further or that our sales and marketing efforts will be successful.

*Operating Expenses*

Our operating expenses of $1,015,708 for the fiscal year ending December 31, 2020 and $746,502 for the fiscal year ending December 31, 2019. The primary reason for the increase was an increase in business development, payroll, rent, sales and marketing expenses.

We expect our operating expenses to increase in 2021 as a result of increased operating activity to implement our business plan and the added expenses associated with the filing of a public offering and thereafter reporting with the Securities and Exchange Commission.

*Net Profit*

We recorded a net profit of $207,607 for the fiscal year ending December 31, 2020 and $273,696 for the fiscal year ending December 31, 2019.

We expect our net profit to decrease in 2021, as a result of increased operating activity to implement our business plan and the added expenses associated with the filing of a public offering and thereafter reporting with the Securities and Exchange Commission.

**Liquidity and Capital Resources**

At December 31, 2020, we had total current assets of $383,020 consisting primarily of $142,689 in cash and $240,331 in accounts receivable. We had total current liabilities of $186,753 consisting primarily of a loan for $88,374 and note payable of $54,441 resulting in net working capital position of $196,274.

At December 31, 2019, we had total current assets of $478,708 consisting primarily of $165,084 in cash and $313,624 in accounts receivable. We had total current liabilities of $141,848 consisting of $82,629 in notes payable and $42,150 in accounts payable, resulting in net working capital position of $336,860.

We believe our current liquidity and capital resources are sufficient for the foreseeable future, notwithstanding any unanticipated economic events. We expect our liquidity and capital resources to increase if we are successful at raising additional capital in equity financings during 2021, although there can be no assurance this will happen in a material way or at all.

## Analysis of Cash Flows

For the year ended December 31, 2020, the Company generated $208,003 from operating activities.

For the year ended December 31, 2019, the Company generated $196,159 from operating activities.

Our primary source of cash outflows include payroll, accounting services, audit services, legal services, regulatory expense, loans, accounts payable and consulting services. Cash outflows typically occur in proximity of expense recognition. During 2020, the company loaned our CEO $73,859.56.

We expect our cash flows to decrease in 2021, because of increased operating activity to implement our business plan and the added expenses associated with the filing of a public offering and thereafter reporting with the Securities and Exchange Commission.

## Sources and Uses of Cash

Our primary source of cash inflows is cash generated from the sale of our products.

At December 31, 2020, we had no non-cancellable lease obligations and we had we had no other off-balance sheet arrangements, commitments or guarantees that require additional disclosure or measurement.

The offering proceeds are not essential to our operations. We plan to use the net proceeds as set forth under the "use of proceeds" table. The offering proceeds are not critical for our liquidity. As of December 31, 2020, we had $142,689 in cash on hand and is for us to execute our business strategy.

## Capital Expenditures and Other Obligations

Our Company does not intend to make any material capital expenditures in over the course of the next twelve months.

## Material Changes and Other Information

None

## Impacts and Uncertainties

**Our financial condition and results of operations could be adversely affected by the continuation of the COVID-19 pandemic.**

In late 2019, there was an outbreak of a new strain of coronavirus, COVID-19. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, lowered equity valuations, disrupted global supply chains and workforce participation due to "shelter-in-place" restrictions by various governments worldwide, decreased consumer confidence generally and created significant volatility and disruption of financial markets.

The Company's operations and business could be materially and adversely affected by the COVID-19 pandemic and related weak, or weakening of, economic or other negative conditions.

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. Further, a second wave of COVID-19 later in 2021 or beyond could cause many of the impacts to return or be exacerbated. We do not yet know the full extent COVID-19 will have on our business, our operations or the global economy as a whole.

The factors that will affect our financial performance include:

- our ability to successfully implement our marketing plan with the proceeds we derive from this offering.
- our ability to hire, train and support additional salespeople domestically and internationally.
- our ability to maintain adequate levels of inventory for delivery to customers in a reasonable timeframe.

## FINANCIAL INFORMATION

**Financial Statements**

Attached as Exhibit A to this Offering Circular are the unaudited reviewed financial statements for the periods ending December 31, 2019 and December 31, 2020. These financial statements have been reviewed by a public accountant that is independent of our Company and include a signed review report.

**Bad Actor Disclosure**

Our Company is eligible to rely on the exemption under Section 4(a)(6) of the Securities Act. No person described in Rule 503(a) of Regulation Crowdfunding is disqualified pursuant to Rule 503(a) of Regulation Crowdfunding, as also described in Question 30 of the Question and Answer Format of Form C.

## OTHER MATERIAL INFORMATION

Please see Exhibits A-C to this Offering Circular.

## ONGOING REPORTING

Our Company will file a report electronically with the Securities and Exchange Commission annually and post the report on our website, no later than April 30, which is 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on our websites at www.FuelOx.com and www.IndustrialSustainabilityGroup.com

We must continue to comply with these ongoing reporting requirements until:

1. We are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. We have filed, since our most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record;
3. We have filed, since our most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to this section for at least the three most recent years and have total assets that do not exceed $10,000,000;
4. We or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. We liquidate or dissolve our business in accordance with state law.